Exhibit 99.1

NiCE Closes Acquisition of Cognigy, Transforming Customer Experience with
Best-in-Class, Data-Driven CX AI Platform

 Acquisition of Cognigy further accelerates NiCE’s AI roadmap while immediately presenting Cognigy’s exceptional conversational AI to NiCE’s global distribution network of more than 25,000 existing customers

Hoboken, N.J., September 8, 2025 – NiCE (Nasdaq: NICE) today announced the successful closing of its acquisition of Cognigy, a recognized leader in enterprise-grade conversational and agentic AI, following receipt of all required regulatory approvals. This brings together two AI industry leaders, each with a proven track record of market leadership, innovation, and customer impact to accelerate AI adoption in customer experience across the front and back office.

By bringing together Cognigy’s AI and NiCE’s award-winning CXone Mpower CX AI platform, organizations of all sizes will transform how they deliver AI-powered customer experience.  Cognigy conversational and agentic AI will be enriched with NiCE’s purpose-built CX AI models leveraging decades of CX intelligence, making agents smarter, deployments faster and outcomes more impactful.  With this unified power, organizations can scale agentic and conversational AI at speed across CXone Mpower, delivering seamless, intelligent experiences across every customer touchpoint, from the contact center to enterprise-deep workflows.

Both NiCE and Cognigy are leaders in their respective categories for Gartner, Forrester and IDC. Their trusted, third-party- validated capabilities come together to drive AI-first customer experience. To ensure customers have the most flexibility and seamless access to these capabilities, Cognigy will be available both as part of the unified CXone Mpower platform and as a standalone offering.

“This accelerates our vision for AI-first customer experience,” said Philipp Heltewig, former CEO and co-founder of Cognigy and now General Manager, NiCE Cognigy and Chief AI Officer. “With NiCE, we’re expanding our reach and joining forces with the leader in cloud CX to redefine what’s possible, all while continuing to serve our customers as a trusted partner for innovation, speed, and enterprise-grade AI.”

Scott Russell, CEO, NiCE, said, “With the completion of this acquisition, we are bringing together two AI market leaders to redefine the future of customer experience. Together, we are accelerating AI adoption and value realization for global enterprises by delivering one of the industry’s most powerful and comprehensive customer experience platforms leveraging CX models and agentic and human agents powered by decades of CX purpose-built data and insights. We are committed to delivering connected, seamless and intelligent customer experiences around the world.”

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Russell, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other risks and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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